Exhibit 8.1

Significant Subsidiaries* of NCL Corporation Ltd.

The following are the significant subsidiaries of NCL Corporation Ltd. as of December 31, 2009

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Arrasas Limited	Isle of Man
NCL International, Ltd.	Bermuda
NCL America Holdings, LLC	Delaware
Norwegian Dawn Limited	Isle of Man
Norwegian Star Limited	Isle of Man
Norwegian Jewel Limited	Isle of Man
Norwegian Sun Limited	Bermuda
Norwegian Spirit, Ltd.	Bermuda
F3 Two, Ltd.	Bermuda
NCL (Bahamas) Ltd. d/b/a NCL	Bermuda
NCL America LLC	Delaware
Pride of America Ship Holding, LLC	Delaware
Pride of Hawaii, LLC	Delaware
Maritime Investment, LLC	Delaware

*	Unless otherwise noted, each subsidiary listed under this heading is, directly or indirectly, wholly-owned by NCL Corporation Ltd.